HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

July 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Petroteq Energy, Inc.

Registration Statement on Form 10-12G/A

Filed June 24, 2019

File No. 0-55991

Dear Sir or Madam:

On behalf of the Company, in order to assist you in your review of the Registration Statement on Form 10-12G/A filed by Petroteq Energy, Inc. (“Petroteq” or the “Company”) on June 24, 2019, we hereby submit a letter responding to the comments received on July 3, 2019 as well as Amendment No. 2 to Form 10-12G. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Registration Statement on Form 10-12G/A filed June 24, 2019

Item 7. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 47

1. We note your revised disclosure under this section. Please enhance your disclosure to describe the circumstances under which the Chairman of the Board owes the Company $424,479.00 as of February 28, 2019. Please note that once you have a Section 12(g) registered security, the company will be subject to the provisions of the Exchange Act, including Section 13(k) which generally prohibits personal loans to executives officers and directors.

Response: We have added disclosure regarding the circumstances under which the Chairman of the Board owed the Company $424,479.00 as of February 28, 2019 and the satisfaction of the debt owed.

* * *

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

July 5, 2019

Petroteq acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. Petroteq acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. Petroteq acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	David Sealock
Petroteq Energy, Inc.